PLAN OF DISTRIBUTION

of

capital group kkr MULTI-SECTOR+

relating to its

CLASS A-3 SHARES

WHEREAS, Capital Group KKR Multi-Sector+ (the “Fund”) is a Delaware statutory trust, engaged in business as a registered closed-end management investment company, which continuously offers shares of beneficial interest and is operated as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund relies on relief (the “Exemptive Relief”) granted by the U.S. Securities and Exchange Commission (the “SEC”) permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of certain rules under the 1940 Act applicable to open-end investment companies, including Rule 12b-1 under the 1940 Act;

WHEREAS, Capital Client Group, Inc. (“CCG”) or any successor entity designated by the Fund (CCG and any such successor collectively are referred to as “Distributor”) will serve as distributor of the shares of beneficial interest of the Fund, and the Fund and Distributor are parties to a principal underwriting agreement (the “Agreement”);

WHEREAS, the purpose of this Plan of Distribution (the “Plan”) is to authorize the Fund to bear expenses of distribution and servicing of its Class A-3 shares; and

WHEREAS, a majority of the Board of Trustees of the Fund, including a majority of the Trustees who are not “interested persons” of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to it (the “Independent Trustees”), has determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders and that adoption of this Plan would be prudent and in the best interests of the Fund and its shareholders;

NOW, THEREFORE, the Fund adopts this Plan as follows:

1.       Payments to Distributor. The Fund may expend pursuant to this Plan and as set forth below an aggregate amount not to exceed 0.75% per annum of the average daily net assets of the Fund’s Class A-3 shares.

Subject to the limit described above, the Fund shall pay or reimburse the Distributor, as principal underwriter of the Fund’s shares, or any other eligible institution or party, at the direction of the Distributor or the Fund’s investment adviser, for amounts expended by the Distributor or such other party to finance any activity that is related to distribution and/or shareholder servicing; provided, (i) that a majority of the Board of Trustees of the Fund, including a majority of the Independent Trustees, shall have approved categories of expenses for which payment or reimbursement shall be made pursuant to this paragraph, and (ii) that reimbursement shall be made in accordance with the terms of the Agreement. All or a portion of such amounts payable under this paragraph may be paid to any registered securities dealer, financial institution or other person (“Recipient”) who renders assistance in distributing or promoting the sale of the Fund’s Class A-3 shares, or who provides certain shareholder services, pursuant to a written agreement adopted in accordance with Rule 12b-1 under the 1940 Act.

2.       Approval by the Board. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Fund and (ii) the Independent Trustees, at a meeting called for the purpose of voting on this Plan and/or such agreement.

3.       Review of Expenditures. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement, and the Board shall review a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

4.       Effective Date and Termination of Plan. This Plan shall become effective on June 10, 2025 and may be terminated as to the Fund’s Class A-3 shares at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Class A-3 shares of the Fund. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until January 31, 2026. It may thereafter be continued from year to year in the manner provided for in paragraph 2 hereof. This Plan shall be approved, amended, continued or renewed in accordance with requirements of the 1940 Act and rules, orders and guidance adopted or issued by the SEC.

5.       Requirements of Agreement. Any agreement related to this Plan shall be in writing, and shall provide:

a.	that such agreement may be terminated as to the Fund at any time, without payment of any penalty by the vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding Class A-3 shares of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

6.       Amendment. This Plan may not be amended to increase materially the maximum amount of fees or other distribution expenses provided for in paragraph 1 hereof with respect to the Class A-3 shares of the Fund unless such amendment is approved by vote of a majority of the outstanding voting securities of the Class A-3 shares of the Fund and as provided in paragraph 2 hereof, and no other material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 2 hereof.

7.       Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees of the Fund.

8.       Issuance of Series of Shares. If the Fund shall at any time issue shares in more than one series, this Plan may be adopted, amended, continued or renewed with respect to a series as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Fund.

9.       Record Retention. The Fund shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 3 hereof for a period of not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.

10. Miscellaneous. Where the effect of a requirement of the 1940 Act reflected in any provision of this Plan is revised by rule, interpretation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, interpretation or order.

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IN WITNESS WHEREOF, the Fund has caused this Plan to be executed by its officer thereunto duly authorized, as of June 10, 2025.

CAPITAL GROUP KKR MULTI-SECTOR+

By /s/ Michael R. Tom
Michael R. Tom
Secretary